Exhibit 4.6

BETA TECHNOLOGIES, INC.

2025 OMNIBUS INCENTIVE PLAN

RESTRICTED STOCK UNIT GRANT NOTICE

Pursuant to the terms and conditions of the BETA Technologies, Inc. 2025 Omnibus Incentive Plan, as amended from time to time (the “Plan”), BETA Technologies, Inc., a Delaware corporation (the “Company”), hereby grants to the individual listed below (“you” or the “Participant”) the number of Restricted Stock Units (the “RSUs”) set forth below. This award of RSUs (this “Award”) is subject to the terms and conditions set forth herein and in the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”) and the Plan, each of which is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in the Plan.

Type of Award:	Restricted Stock Units

Participant:	[NAME]

Date of Grant:	[•]

Vesting Commencement Date:	[•]

Total Number of RSUs:	[•]

Vesting Schedule:	Subject to Section 2 of the Agreement, the Plan and the other terms and conditions set forth herein, the RSUs shall vest according to the following schedule, so long as you remain continuously employed by the Company or an Affiliate from the Date of Grant through each such vesting date:

Vesting Date[1]	Percentage of RSUs That Vest
First Anniversary of the Vesting Commencement Date	25%
Second Anniversary of the Vesting Commencement Date	25%
Third Anniversary of the Vesting Commencement Date	25%
Fourth Anniversary of the Vesting Commencement Date	25%

[1]	NOTE TO DRAFT: For U.S, 4-year term ratable vesting. For Canada, 3-year term ratable vesting.

By your signature below, you agree to be bound by the terms and conditions of the Plan, the Agreement and this Restricted Stock Unit Grant Notice (this “Grant Notice”). You acknowledge that you have reviewed the Agreement, the Plan and this Grant Notice in their entirety and fully understand all provisions of the Agreement, the Plan and this Grant Notice, and have had an opportunity to obtain the advice of counsel prior to executing this Grant Notice. You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Committee regarding any questions or determinations arising under the Agreement, the Plan or this Grant Notice. This Grant Notice may be executed in one or more counterparts (including portable document format (.pdf) and facsimile counterparts), each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

Notwithstanding any provision of this Grant Notice or the Agreement, if you have not executed and delivered to the Company this Grant Notice within 90 days following the Date of Grant, then this Award will terminate automatically without any further action by the Company and the RSUs will be forfeited without further notice and at no cost to the Company unless otherwise determined by the Committee.

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IN WITNESS WHEREOF, the Company has caused this Grant Notice to be executed by an officer thereunto duly authorized, and the Participant has executed this Grant Notice, effective for all purposes as provided above.

BETA TECHNOLOGIES, INC.

By:
Name:
Title:

PARTICIPANT

Name: [NAME]

SIGNATURE PAGE TO

RESTRICTED STOCK UNIT GRANT NOTICE

EXHIBIT A

RESTRICTED STOCK UNIT AGREEMENT

This Restricted Stock Unit Agreement (together with the Grant Notice to which this Agreement is attached, this “Agreement”) is made as of the Date of Grant set forth in the Grant Notice to which this Agreement is attached by and between BETA Technologies, Inc., a Delaware corporation (the “Company”), and [NAME] (the “Participant”). Capitalized terms used but not specifically defined herein shall have the meanings specified in the Plan or the Grant Notice.

1. Award. In consideration of the Participant’s continued employment with, or service to, the Company or an Affiliate and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, effective as of the Date of Grant set forth in the Grant Notice (the “Date of Grant”), the Company hereby grants to the Participant the number of RSUs set forth in the Grant Notice on the terms and conditions set forth in the Grant Notice, this Agreement and the Plan, which is incorporated herein by reference as a part of this Agreement. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control. To the extent vested, each RSU represents the right to receive one Share, subject to the terms and conditions set forth in the Grant Notice, this Agreement and the Plan. Unless and until the RSUs have become vested in the manner set forth in Section 2, the Participant will have no right to receive any Shares or other payments in respect of the RSUs. Prior to settlement of this Award, the RSUs and this Award represent an unsecured obligation of the Company, payable only from the general assets of the Company.

2. Vesting of RSUs. The RSUs shall vest in accordance with the vesting schedule set forth in the Grant Notice. Upon the Participant’s termination of employment prior to the vesting of all of the RSUs, any unvested RSUs (and all rights arising from such RSUs and from being a holder thereof) will terminate automatically without any further action by the Company and will be forfeited without further notice and at no cost to the Company.

3. Dividend Equivalent Rights. In the event that the Company declares and pays a regular cash dividend in respect of its outstanding Shares (which, for clarity, does not include any extraordinary cash dividend) and, on the record date for such dividend, the Participant holds RSUs granted pursuant to this Agreement that have not been settled, the Company shall record in a bookkeeping account an amount equal to the cash dividends the Participant would have received if the Participant was the holder of record, as of such record date, of a number of Shares equal to the number of RSUs held by the Participant that have not been settled as of such record date (the “Dividend Equivalent Rights”), and such Dividend Equivalent Rights shall be subject to the same terms and conditions, including with respect to vesting, forfeitability and transferability, as the underlying RSUs. All amounts, if any, payable as a result of such Dividend Equivalents Rights shall be paid to the Participant in cash (or, at the discretion of the Company, in Shares) on or following, but no later than 30 days after, the date that the underlying RSU vests. For purposes of clarity, if any of the RSUs are forfeited by the Participant pursuant to the terms of this Agreement, then the Participant shall also forfeit the Dividend Equivalent Rights, if any, accrued with respect to such forfeited RSUs. No interest will accrue on the Dividend Equivalent Rights between the declaration and payment of the applicable dividends and the settlement of the Dividend Equivalent Rights.

4. Settlement of RSUs. As soon as administratively practicable following the vesting of RSUs pursuant to Section 2, but in no event later than thirty (30) days after such vesting date, the Company shall deliver to the Participant a number of Shares equal to the number of RSUs subject to this Award. All Shares issued hereunder shall be delivered either by delivering one or more certificates for such Shares to the Participant or by entering such Shares in book-entry form, as determined by the Committee in its sole discretion. The value of Shares shall not bear any interest owing to the passage of time. Neither this Section 4 nor any action taken pursuant to or in accordance with this Agreement shall be construed to create a trust or a funded or secured obligation of any kind.

5. Tax Withholding. To the extent that the receipt, vesting or settlement of this Award results in compensation income or wages (including via Dividend Equivalent Rights) to the Participant for federal, state, local and/or foreign tax purposes, the Company shall have the authority to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy all applicable federal, state, local and foreign taxes (including the employee portion of any Federal Insurance Contributions Act obligation) required by Applicable Law to be withheld with respect to any taxable event arising in connection with this Award. In furtherance of the forgoing, the Participant may make arrangements satisfactory to the Company regarding the payment of any income tax, social insurance contribution or other applicable taxes that are required to be withheld in respect of this Award, which arrangements include (if and to the extent permitted by the Company) the delivery of cash or cash equivalents, Shares (including previously owned Shares (which are not subject to any pledge or other security interest), net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to this Award), other property, or any other legal consideration the Committee deems appropriate. If such tax obligations are satisfied through net settlement or the surrender of previously owned Shares, the maximum number of Shares that may be so withheld (or surrendered) shall be the number of Shares that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state, local and/or foreign tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to this Award, as determined by the Committee. Any fraction of a Share required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash to the Participant. The Participant acknowledges that there may be adverse tax consequences upon the receipt, vesting or settlement of this Award or disposition of the underlying Shares and that the Participant has been advised, and hereby is advised, to consult a tax advisor. The Participant represents that the Participant is in no manner relying on the Board, the Committee, the Company or an Affiliate or any of their respective managers, directors, officers, employees or authorized representatives (including attorneys, accountants, consultants, bankers, lenders, prospective lenders and financial representatives) for tax advice or an assessment of such tax consequences.

6. Non-Transferability. During the lifetime of the Participant, the RSUs may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution, unless and until the Shares underlying the RSUs have been issued, and all restrictions applicable to such Shares have lapsed. Neither the RSUs nor any interest or right therein shall be liable for the debts, contracts or engagements of the Participant or the Participant’s successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means, whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence.

7. Compliance with Applicable Law. Notwithstanding any provision of this Agreement to the contrary, the issuance of Shares hereunder will be subject to compliance with all applicable requirements of Applicable Law. No Shares will be issued hereunder if such issuance would constitute a violation of any Applicable Law. In addition, Shares will not be issued hereunder unless (a) a registration statement under the Securities Act is in effect at the time of such issuance with respect to the Shares to be issued or (b) in the opinion of legal counsel to the Company, the Shares to be issued are permitted to be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary for the lawful issuance and sale of any Shares hereunder will relieve the Company of any liability in respect of the failure to issue such Shares as to which such requisite authority has not been obtained. As a condition to any issuance of Shares hereunder, the Company may require the Participant to satisfy any requirements that may be necessary or appropriate to evidence compliance with any Applicable Law and to make any representation or warranty with respect to such compliance as may be requested by the Company.

8. Rights as a Stockholder. The Participant shall have no rights as a stockholder of the Company with respect to any Shares that may become deliverable hereunder unless and until the Participant has become the holder of record of such Shares, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any such Shares, except as otherwise specifically provided for in the Plan or this Agreement.

9. Execution of Receipts and Releases. Any issuance or transfer of Shares or other property to the Participant or the Participant’s legal representative, heir, legatee or distributee, in accordance with this Agreement shall be in full satisfaction of all claims of such Person hereunder. As a condition precedent to such payment or issuance, the Company may require the Participant or the Participant’s legal representative, heir, legatee or distributee to execute (and not revoke within any time provided to do so) a release and receipt therefor in such form as it shall determine appropriate; provided, that any review period under such release will not modify the date of settlement with respect to vested RSUs.

10. No Right to Continued Employment, Service or Awards. Nothing in the adoption of the Plan, nor the award of the RSUs thereunder pursuant to the Grant Notice and this Agreement, shall confer upon the Participant the right to continued employment by, or a continued service relationship with, the Company or any Affiliate, or any other entity, or affect in any way the right of the Company or any such Affiliate, or any other entity to terminate such employment or other service relationship at any time. Unless otherwise provided in a written employment agreement or by Applicable Law, the Participant’s employment by the Company, or any such Affiliate, or any other entity shall be on an at-will basis, and the employment relationship may be terminated at any time by either the Participant or the Company, or any such Affiliate, or other entity for any or no reason whatsoever, with or without Cause or notice. Any question as to whether and when there has been a termination of such employment, and the cause of such termination, shall be determined by the Committee or its delegate, and such determination shall be final, conclusive and binding for all purposes. The grant of the RSUs is a one-time benefit that was made at the sole discretion of the Company and does not create any contractual or other right to receive a grant of Awards or benefits in the future in lieu of Awards in the future, including any adjustment to wages, overtime, benefits or other compensation. Any future Awards will be granted at the sole discretion of the Company.

11. Legal and Equitable Remedies. The Participant acknowledges that a violation or attempted breach of any of the Participant’s covenants and agreements in this Agreement will cause such damage as will be irreparable, the exact amount of which would be difficult to ascertain and for which there will be no adequate remedy at law, and accordingly, the parties hereto agree that the Company and its Affiliates shall be entitled as a matter of right to an injunction issued by any court of competent jurisdiction, restraining the Participant or the affiliates, partners or agents of the Participant from such breach or attempted violation of such covenants and agreements, as well as to recover from the Participant any and all costs and expenses sustained or incurred by the Company or any Affiliate in obtaining such an injunction, including reasonable attorneys’ fees. The parties to this Agreement agree that no bond or other security shall be required in connection with such injunction. Any exercise by either of the parties to this Agreement of its rights pursuant to this Section 11 shall be cumulative and in addition to any other remedies to which such party may be entitled.

12. Notices. All notices and other communications under this Agreement shall be in writing and shall be delivered to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, at the Company’s headquarters, to the attention of the General Counsel; and

If to the Participant, at the Participant’s last known address on file with the Company.

Any notice that is delivered personally or by overnight courier or telecopier in the manner provided herein shall be deemed to have been duly given to the Participant when it is mailed by the Company or, if such notice is not mailed to the Participant, upon receipt by the Participant. Any notice that is addressed and mailed in the manner herein provided shall be conclusively presumed to have been given to the party to whom it is addressed at the close of business, local time of the recipient, on the fourth day after the day it is so placed in the mail.

13. Consent to Electronic Delivery; Electronic Signature. In lieu of receiving documents in paper format, the Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports and all other forms of communications) in connection with this and any other Award made or offered by the Company. Electronic delivery may be via a Company electronic mail system or by reference to a location on a Company intranet to which the Participant has access, or to the Participant’s account with the Company’s equity plan administrator. The Participant hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may be required to deliver, and agrees that the Participant’s electronic signature is the same as, and shall have the same force and effect as, the Participant’s manual signature.

14. Agreement to Furnish Information. The Participant agrees to furnish to the Company all information requested by the Company to enable it to comply with any reporting or other requirement imposed upon the Company by or under any Applicable Law.

15. Addendum. Notwithstanding any provisions of this Agreement to the contrary, the RSUs shall be subject to any additional or different terms and conditions for the Participant’s country of residence (and country of employment, if different) set forth in the addendum to this Agreement (the “Addendum”), if applicable. In all circumstances, the Addendum shall constitute part of this Agreement. Further, if the Participant transfers residence and/or employment to, or otherwise becomes subject to the laws, rules and/or regulations of, one of the countries included in the Addendum to this Agreement, the additional or different terms and conditions for such country will apply to the Participant to the extent the Company determines, in its sole discretion, that the application of such special terms and conditions is necessary or advisable for legal or administrative reasons (or the Company may establish alternative terms and conditions as may be necessary or advisable to accommodate the Participant’s transfer). In all circumstances, any applicable Addendum shall constitute part of this Agreement.

16. Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to the RSUs granted hereby; provided¸ however, that the terms of this Agreement shall not modify and shall be subject to the terms and conditions of any employment, consulting and/or severance agreement between the Company (or an Affiliate or other entity) and the Participant in effect as of the date a determination is to be made under this Agreement. Without limiting the scope of the preceding sentence, except as provided therein, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. The Committee may, in its sole discretion, amend this Agreement from time to time in any manner that is not inconsistent with the Plan; provided, however, that except as otherwise provided in the Plan or this Agreement, any such amendment that materially reduces the rights of the Participant shall be effective only if it is in writing and signed by both the Participant and an authorized officer of the Company.

17. Severability and Waiver. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of such provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect. Waiver by any party of any breach of this Agreement or failure to exercise any right hereunder shall not be deemed to be a waiver of any other breach or right. The failure of any party to take action by reason of such breach or to exercise any such right shall not deprive the party of the right to take action at any time while or after such breach or condition giving rise to such rights continues.

18. Company Recoupment of Awards. The Participant’s rights with respect to this Award shall in all events be subject to (a) any right that the Company may have under any Company recoupment or clawback policy or other agreement or arrangement with the Participant, and (b) any right or obligation that the Company may have regarding the clawback of “incentive-based compensation” under Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission or any other Applicable Law. The Participant’s acceptance of this Award will constitute the Participant’s acknowledgment of and consent to the Company’s application, implementation and enforcement of any Company recoupment, clawback or similar policy that may apply to the Participant and this Award, whether adopted before or after the Date of Grant (whether through clawback, cancellation, recoupment, rescission, payback, reduction or other similar action in accordance therewith) and any Applicable Law relating to clawback, cancellation, recoupment, rescission, payback or reduction of compensation or other similar action, and the Participant’s agreement that the Company may take any actions that may be necessary to effectuate any such policy or Applicable Law, without further consideration or action.

19. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE UNITED STATES STATE OF DELAWARE APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN, EXCLUSIVE OF THE CONFLICT OF LAWS PROVISIONS OF DELAWARE LAW.

20. Successors and Assigns. The Company may assign any of its rights under this Agreement without the Participant’s consent. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein and in the Plan, this Agreement will be binding upon the Participant and the Participant’s beneficiaries, executors, administrators and the Person(s) to whom the RSUs may be transferred by will or the laws of descent or distribution.

21. Headings; References; Interpretation. Headings are for convenience only and are not deemed to be part of this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to Sections shall, unless the context requires a different construction, be deemed to be references to the Sections of this Agreement. The word “or” as used herein is not exclusive and is deemed to have the meaning “and/or.” All references to “including” shall be construed as meaning “including without limitation.” Unless the context requires otherwise, all references herein to a law, agreement, instrument or other document shall be deemed to refer to such law, agreement, instrument or other document as amended, supplemented, modified and restated from time to time to the extent permitted by the provisions thereof. All references to “dollars” or “$” in this Agreement refer to United States dollars. Whenever the context may require, the singular form of nouns and pronouns shall include the plural and vice versa. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party hereto, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by each of the parties hereto and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the parties hereto.

22. Counterparts. The Grant Notice may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed counterpart of the Grant Notice by facsimile or portable document format (.pdf) attachment to electronic mail or via electronic acceptance in accordance with Section 13 shall be effective as delivery of a manually executed counterpart of the Grant Notice.

23. Section 409A. The Plan, this Agreement and the RSUs are intended to comply with or be exempt from the applicable requirements of Section 409A of the Code and shall be limited, construed, and interpreted in accordance with such intent. Notwithstanding any contrary provision in the Plan or this Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan or this Agreement to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, until the date of death of the specified employee) and shall instead be paid (in a manner set forth in this Agreement) upon expiration of such delay period. Notwithstanding the foregoing, the Company and its Affiliates make no representations that the RSUs provided under this Agreement are exempt from or compliant with Section 409A of the Code and in no event shall the Company or any Affiliate be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A of the Code.

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ADDENDUM TO THE

RESTRICTED STOCK UNIT AGREEMENT

FOR PARTICIPANTS OUTSIDE THE UNITED STATES OF AMERICA

In addition to the terms of the Agreement, the RSUs are subject to the following additional terms, conditions and notifications set forth in this Addendum. The provisions contained herein are based on the laws in effect in the countries listed in this Addendum as of October 2025. If the Participant is a citizen or resident of a country other than the one in which the Participant is working and/or residing on the Date of Grant, transfers to another country after the Date of Grant, or is considered a resident of another country for local law purposes, the Company may determine, in its discretion, the extent to which the terms and conditions contained herein will apply to the Participant and the RSUs (or the Company may establish alternative terms and conditions as may be necessary or advisable to accommodate the Participant’s transfer to another jurisdiction). Capitalized terms used but not specifically defined herein shall have the meanings specified in the Plan, the Grant Notice or the Agreement. For purposes of the Addendum, “Employer” means the entity (e.g., the Company or the Affiliate) that employs the Participant on the applicable date.

PROVISIONS APPLICABLE TO ALL PARTICIPANTS OUTSIDE THE UNITED STATES OF AMERICA

The following provisions apply to Participants based outside the United States of America (“U.S.”) or who are otherwise subject to the laws of a jurisdiction other than the U.S. In general, these terms and conditions supplement the provisions of the Agreement, unless otherwise indicated herein.

1. Settlement of RSUs. Notwithstanding Sections 1 and 4 of the Agreement, the Company, in its sole discretion, may provide for the settlement of the RSUs in the form of:

(a) a cash payment (in an amount equal in value to the Shares underlying the RSUs) to the extent that settlement in Shares (i) is prohibited under Applicable Law, (ii) would require the Participant, or the Company or any of its Affiliates to obtain the approval of any governmental or regulatory body in the Participant’s country of employment and/or residency, (iii) would result in adverse tax consequences for the Participant, the Company or any of its Affiliates, or (iv) is administratively burdensome; or

(b) Shares, but require the Participant to sell such Shares immediately or within a specified period following settlement or the Participant’s Termination of Service (in which case, the Participant hereby agrees that the Company shall have the authority to issue sale instructions in relation to such Shares on the Participant’s behalf).

2. Nature of Grant.

(a) The Plan is operated and the RSUs are granted solely by the Company and only the Company is a party to this Agreement; accordingly, any rights the Participant may have under this Agreement may be raised only against the Company, not any Affiliate (including, but not limited to, the Affiliate that employs the Participant).

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(b) No Affiliate (including, but not limited to, the Affiliate that employs the Participant) has any obligation to make any payment of any kind to the Participant under this Agreement.

(c) The Participant acknowledges and agrees that the Plan is established voluntarily by the Company, is discretionary in nature and may be modified, amended, suspended, cancelled or terminated by the Company, in its sole discretion, at any time, to the extent permitted by the Plan.

(d) Any amendment, modification or termination of the Plan shall not constitute a change or impairment of the terms and conditions of the Participant’s employment with the Participant’s Employer.

(e) The Participant’s participation in the Plan is voluntary.

(f) The value of the RSUs, Dividend Equivalent Rights and any other Awards granted under the Plan is an extraordinary item of compensation outside the scope of the Participant’s employment (and the Participant’s employment contract, if any). Any grant under the Plan, including the grant of the RSUs, is not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, holiday pay, long-service awards, pension, retirement or welfare benefits or similar payments.

(g) The future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty.

(h) No claim or entitlement to compensation or damages shall arise from forfeiture of the RSUs or Dividend Equivalent Rights resulting from the termination of the Participant’s service (for any reason whatsoever, whether or not later found to be invalid or in breach of applicable employment laws or the terms of the Participant’s employment agreement, if any) or from the application of any clawback or recoupment policy adopted by the Company or imposed by Applicable Law.

(i) For purposes of the RSUs and Dividend Equivalent Rights, the Participant’s employment or service will be considered terminated as of the date the Participant is no longer actively providing service to the Company or any Affiliate (regardless of the reason for such termination and whether or not later found to be invalid or in breach of applicable laws in the jurisdiction where the Participant is providing service or the terms of the Participant’s employment or service agreement, if any) and, unless otherwise determined by the Company, the right to vest in the RSUs and Dividend Equivalent Rights will terminate as of such date and will not be extended by any notice period (e.g., the Participant’s employment or period of service would not include any contractual notice period or any period of “garden leave” or similar period mandated under applicable laws in the jurisdiction where the Participant is providing service or the terms of the Participant’s employment or service agreement, if any); the Committee shall have the exclusive discretion to determine when the Participant is no longer actively providing service for purposes of the RSUs (including whether the Participant may still be considered to be providing service while on a leave of absence).

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(j) Neither the Company, the Employer, nor any Affiliate shall be liable for any foreign exchange rate fluctuation between the Participant’s local currency and the United States Dollar that may affect the value of the RSUs or Dividend Equivalent Rights, the value of the Shares or cash delivered to the Participant, or amounts due to the Participant upon the subsequent sale of any Shares.

3. Taxes.

(a) The Participant acknowledges that, regardless of any action taken by the Company and/or the Employer, the ultimate liability for all income tax (including U.S. federal, state and local taxes and/or non-U.S. taxes), social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Participant’s participation in the Plan and legally applicable or deemed applicable to the Participant (“Tax-Related Items”) is and remains the Participant’s responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. The Participant further acknowledges that the Company and the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs or Dividend Equivalent Rights, and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the RSUs or Dividend Equivalent Rights to reduce or eliminate the Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if the Participant is subject to Tax-Related Items in more than one jurisdiction, the Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b) In connection with any relevant taxable or tax withholding event, as applicable, the Participant will pay or make adequate arrangements satisfactory to the Company and/or the Employer to fulfill any and all liability for Tax-Related Items. In this regard, the Participant authorizes the Company and/or the Employer, or their respective agents, to satisfy any applicable withholding obligations or rights with regard to Tax-Related Items by one or a combination of the following: (i) by providing for the Participant’s delivery of Shares (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such withholding liability (or portion thereof); (ii) by having the Company withhold from the Shares otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the settlement of the RSUs, as applicable, a number of Shares with an aggregate Fair Market Value equal to the amount of such withholding liability (iii) by withholding from the Participant’s wages or other cash compensation payable to the Participant by the Company, the Employer or any other Affiliate, (iv) by withholding from proceeds of the sale of Shares acquired upon settlement of the RSUs and Dividend Equivalent Rights either through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf pursuant to this authorization without further consent), (v) by requiring the Participant to tender a cash payment to the Company, the Employer or another Affiliate, and/or (vi) by any other method of withholding determined by the Company to be permitted under the Plan and Applicable Law and, to the extent required by the Plan or Applicable Law, approved by the Committee.

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(c) The Company may withhold for Tax-Related Items by considering statutory or other withholding rates, including up to the maximum applicable rates in the Participant’s jurisdiction(s). In the event the application of such withholding rate leads to over-withholding, the Participant may receive a refund of any over-withheld amount in cash from the Company or the Employer (and, in no event, will the Participant have any entitlement to the equivalent amount in Shares); alternatively, if not refunded by the Company or the Employer, the Participant may be able to seek a refund from the local tax authorities. In the event the application of such withholding rate leads to under-withholding, the Participant may be required to pay any additional Tax-Related Items directly to the local tax authorities. If the obligation for Tax-Related Items is satisfied by withholding Shares, for tax purposes, the Participant will be deemed to have been issued the full number of Shares subject to the vested RSUs and Dividend Equivalent Rights, notwithstanding that a number of Shares is held back solely for the purpose of satisfying withholding obligations for Tax-Related Items.

(d) The Participant agrees to pay the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of the Participant’s participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the Shares (or the cash equivalent) or the proceeds of the sale of Shares if the Participant fails to comply with the Participant’s obligations in connection with the Tax-Related Items.

4. English Language. If the Participant is in a country where English is not the official language, the Participant acknowledges and agrees that (a) the Participant is proficient in the English language, or has consulted with an advisor who is proficient in the English language, so as to enable the Participant to understand the provisions of the Grant Notice, the Agreement, the Plan and (b) it is the Participant’s express intent that the Grant Notice, the Agreement and the Plan and all other documents, rules, procedures, forms, notices and legal proceedings entered into, given or instituted pursuant to the RSUs, be drawn up in English. If the Participant has received the Grant Notice, the Agreement, the Plan or any other rules, procedures, forms or documents related to the RSUs translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control, unless otherwise required by Applicable Law.

5. Venue. For purposes of any action, lawsuit or other proceedings brought to enforce the Agreement, relating to it, or arising from it, the parties hereby submit to and consent to the sole and exclusive jurisdiction of the courts of Chittenden County, Vermont, United States of America, or the United States District Court for the District of Vermont, and no other courts, where this grant is made and/or to be performed.

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6. Waiver. The Participant acknowledges that a waiver by the Company of a breach of any provision of the Agreement shall not operate or be construed as a waiver of any other provision of the Agreement, or of any subsequent breach by the Participant or any other Participants.

7. Insider Trading. The Participant acknowledges that, depending on the Participant’s or the Participant’s broker’s country of residence or where the Shares are listed, the Participant may be subject to insider trading restrictions and/or market abuse laws which may affect the Participant’s ability to accept, acquire, sell or otherwise dispose of Shares, rights to Shares or rights linked to the value of Shares during such times the Participant is considered to have “inside information” regarding the Company as defined in the laws or regulations in the Participant’s country. Local insider trading laws and regulations may prohibit the cancellation or amendment of orders the Participant placed before the Participant possessed inside information. Furthermore, the Participant could be prohibited from (a) disclosing the inside information to any third party (other than on a “need to know” basis), and (b) “tipping” third parties or causing them otherwise to buy or sell securities. Third parties include fellow employees. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under the Company’s Securities Manual, which includes the Company’s policies on insider trading. The Participant acknowledges that it is the Participant’s responsibility to comply with any restrictions and is advised to speak to the Participant’s personal advisor on this matter.

8. Foreign Asset/Account Reporting and Exchange Control Requirements. The Participant may be subject to foreign asset/account, exchange control and/or tax reporting requirements as a result of the acquisition, holding and/or transfer of Shares or cash (including dividends and the proceeds arising from the sale of Shares) derived from the Participant’s participation in the Plan in, to and/or from a brokerage/bank account or legal entity located outside Participant’s country. Applicable laws may require that the Participant report such accounts, assets, the balances therein, the value thereof and/or the transactions related thereto to the applicable authorities in such country. The Participant also may be required to repatriate sale proceeds or other funds received as a result of the Participant’s participation in the Plan to the Participant’s country through a designated bank or broker within a certain time after receipt. The Participant acknowledges that the Participant is responsible for ensuring compliance with any applicable foreign asset/account, exchange control and tax reporting requirements and should consult the Participant’s personal legal advisor on this matter.

9. Compliance with Laws. The Participant agrees to take any and all actions, and consents to any and all actions taken by the Company and its Affiliates, as may be required to allow the Company and its Affiliates to comply with local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different). The Participant also agrees to take any and all actions as may be required to comply with the Participant’s personal legal and tax obligations under local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different).

10. Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Participant’s participation in the Plan and on any Shares acquired under the Plan, if the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

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CANADA

1. Settlement of RSUs. Notwithstanding anything to the contrary in the Agreement or any related document, if the Participant is resident or employed in Canada, the Company shall have absolute discretion to settle the RSUs in Shares or in the form of a cash payment or in any combination of the foregoing.

2. Securities Law Notification. The Participant acknowledges and agrees that the Participant permitted to sell Shares acquired under the Plan through the designated broker appointed under the Plan, provided the resale of Shares takes place outside of Canada through facilities of a stock exchange on which the Shares are listed.

3. Nature of Grant. The following provision replaces Section 2(f) of the section of the Addendum titled “Provisions Applicable to all Participants Outside the United States of America”:

(f) Except as explicitly and minimally required under applicable legislation, the value of the RSUs, Dividend Equivalent Rights and any other Awards granted under the Plan is an extraordinary item of compensation outside the scope of the Participant’s employment (and the Participant’s employment contract, if any). Any grant under the Plan, including the grant of the RSUs, is not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, holiday pay, long-service awards, pension, retirement or welfare benefits or similar payments.

4. Termination of Service. The following provision replaces Section 2(i) of the section of the Addendum titled “Provisions Applicable to all Participants Outside the United States of America”:

For purposes of the RSUs and Dividend Equivalent Rights, except as explicitly and minimally required under applicable legislation, (i) the Participant’s service will be considered terminated (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment or other laws or the terms of Participant’s employment or service contract, if any), and (ii) the Participant’s right (if any) to earn, seek damages in lieu of, vest in the RSUs or Dividend Equivalent Rights, or otherwise benefit from or participate in the Plan, and any portion of the RSUs, Dividend Equivalent Rights and the Shares subject to the RSUs granted to the Participant under the Plan, will be measured by and terminated, effective as of the date that is the earlier of: (A) the date the Participant is no longer actively providing service to the Company, the Employer or any Affiliate, and (B) the date the Participant receives written notice of termination (the “Termination Date”).

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Except to the extent explicitly and minimally required under applicable legislation, the Termination Date shall exclude any period during which notice, pay in lieu of notice or related payments or damages are provided or required to be provided under applicable law (including, but not limited to, statutory law, contract, common/civil law or otherwise) in the jurisdiction where the Participant is employed or otherwise providing services or the terms of Participant’s employment or other service agreement, if any. The Participant will not earn or be entitled to any pro-rated vesting or other participation in the Plan for that portion of time before the Termination Date (as determined by this provision), nor will the Participant be entitled to any compensation for lost vesting or other participation. Subject to applicable legislation, the Company shall have the exclusive discretion to determine when the Participant is no longer actively providing services for purposes of the RSUs and Dividend Equivalent Rights (including whether Participant may still be considered to be providing services while on a leave of absence).

Notwithstanding the foregoing, if applicable employment standards legislation explicitly requires continued entitlement to vesting or other participation during a statutory notice period, the Participant’s right to vest in the RSUs and Dividend Equivalent Rights or otherwise participate in or benefit from the Plan, if any, will terminate effective as of the last day of Participant’s minimum statutory notice period, but Participant will not earn or be entitled to pro-rated vesting or other participation if the vesting or payment date falls after the end of the Participant’s statutory notice period, nor will the Participant be entitled to any compensation for lost vesting or other participation. For clarity, any reference to a Termination Date, Termination of Service or termination of employment under the Agreement or the Plan will be interpreted to mean the Termination Date as defined herein.

5. French Language Documents for Participants in Quebec. French translation of the Agreement and the Plan will be made available to Participant as soon as reasonably practicable. Notwithstanding anything to the contrary in the Agreement, and unless Participant indicates otherwise, the French translation of the Agreement and the Plan will govern Participant’s participation in the Plan.

Une traduction française de l’Accord et du Plan sera mise à la disposition du Participant dès que raisonnablement possible. Nonobstant toute disposition contraire de l’Accord, et sauf indication contraire du Participant, la traduction française de l’Accord et du Plan régira la participation du Participant au Plan.

6. Authorization to Release and Transfer Necessary Personal Information for Participants in Quebec. The following provision supplements Section 13.18 of the Plan:

The Participant hereby authorizes the Company and the Company’s representatives, including the broker(s) designated by the Company, to discuss with and obtain all relevant information from all personnel, professional or not, involved in the administration and operation of the Plan. The Participant further authorizes the Company, any Affiliate and the Committee to disclose and discuss the Plan with their advisors. The Participant further authorizes the Company and any Affiliate to record such information and to keep such information in the Participant’s employee file. The Participant acknowledges and agrees that the Participant’s personal information, including any sensitive personal information, may be transferred or disclosed outside the province of Quebec, including to the U.S. If applicable, the Participant also acknowledges and authorizes the Company, any Affiliate, the Committee and any third party brokers/administrators that are assisting the Company with the operation and administration of the Plan to use technology for profiling purposes and to make automated decisions that may have an impact on the Participant or the administration of the Plan.

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